UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Deswell Industries, Inc.

(Exact name of the registrant as specified in its charter)

British Virgin Islands	001-33900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

17B Edificio Comercial Rodrigues, 599 Avenida Da Praia Grande, Macao, SAR China

(Address of principal executive offices)                     (Zip code)

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of Deswell Industries, Inc.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.deswell.com.

Item 1.02 Exhibit

Deswell Industries, Inc., as an exhibit to this Form SD, is filing the Conflict Minerals Report required by Item 1.01 of Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DESWELL INDUSTRIES, INC.
(Registrant)

/s/ Edward So Kin Chung	June 2, 2014
By Edward So Kin Chung, Chief Executive Officer	Date

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